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Exhibit (a)(1)(xii)

For Immediate Release

September 23, 2005

Company Name:	Seven & I Holdings Co., Ltd.
Name of Representative:	Noritoshi Murata, President and COO
(Code No. 3382/First Section of the Tokyo Stock Exchange)
Company Name:	Seven-Eleven Japan Co., Ltd.
Name of Representative:	Toshiro Yamaguchi, President and COO

SEVEN-ELEVEN JAPAN RESPONDS TO ANNOUNCEMENT BY
7-ELEVEN, INC.

        On September 22, 2005, 7-Eleven, Inc. ("SEI") announced that the special committee of the Board of Directors of SEI has determined that the tender offer being conducted by Seven-Eleven Japan Co., Ltd. ("SEJ") for all of the outstanding shares of SEI common stock not already owned, directly or indirectly, by SEJ is inadequate, and that the special committee has instructed its financial and legal advisors to discuss the offer with SEJ's financial and legal advisors.

        In response to SEI's announcement, SEJ announced today that it is disappointed with the special committee's recommendation and believes that its offer of $32.50 per share represents a compelling value to SEI's shareholders. When the special committee communicates to SEJ the reasons for its position, SEJ will make a determination whether to (i) continue with the offer at the $32.50 per share price, (ii) continue discussions with the special committee and/or its advisors regarding the offer, or (iii) withdraw the offer.

Contact

  Public Relations Department of SEJ
  03-6238-3743

  Investment Banking Department of Nikko Citigroup Limited
  03-5574-4402

Important Information

        Shareholders of SEI are advised to read the Tender Offer Statement on Schedule TO, as amended, the offer to purchase and any other documents relating to the Tender Offer that are filed with the United States Securities and Exchange Commission (the "SEC") because they contain important information. Shareholders of SEI may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1-888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

        Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. 7&iHD and SEJ wish to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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SEVEN-ELEVEN JAPAN RESPONDS TO ANNOUNCEMENT BY 7-ELEVEN, INC.